UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On December 1, 2021, CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, in relation to the previously reported tax matter in Spain that resulted in fines against CEMEX España, S.A. (“CEMEX España”) in 2011, CEMEX España, S.A. will request the Spanish Supreme Court the admission of a cassation appeal against an adverse resolution it received from the National Court (Audiencia Nacional) in Spain.

In 2011, CEMEX España was notified of fines that resulted from a tax audit covering the tax years from and including 2006 to 2009. In 2014, CEMEX España filed an appeal against the fines, which was adversely resolved by the Tribunal Económico Administrativo Central (“TEAC”). In 2017, CEMEX España filed a recourse with the National Court (Audiencia Nacional) in Spain against the TEAC’s resolution, which was adversely resolved and notified on November 30, 2021.

If the Supreme Court rejects the request to admit the cassation request, CEMEX currently believes the earliest any fines would need to be paid would be late 2022 or early 2023. If the Supreme Court accepts the request, a possible final resolution of the cassation appeal could come during 2024. As of the date of this report, considering the current stage of the matter, while CEMEX cannot assess with certainty the likelihood of an adverse result, CEMEX believes a final adverse resolution to this matter is not probable. However, if adversely resolved, CEMEX believes such adverse resolution could have a material adverse impact on CEMEX’s consolidated results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: December 1, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller